Exhibit 99.1
NEWS RELEASE

PRECISION DRILLING CORPORATION ANNOUNCES
WEBCAST OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

Calgary, Alberta, Canada – May 2, 2011

Precision Drilling Corporation ("Precision") will hold its Annual and Special Meeting of Shareholders on Wednesday, May 11, 2011. The meeting will be held in the Enmax Ballroom at the Calgary Chamber of Commerce, 100 – 6th Avenue S.W., Calgary, Alberta, Canada and will begin at 3:00 p.m. MT (5:00 p.m. ET).

A live webcast of the Annual Meeting followed by a presentation by Kevin Neveu, Precision’s Chief Executive Officer, will be accessible on Precision’s website at www.precisiondrilling.com by selection “Investor Centre”, then “Webcasts”.  An archived recording of the webcast will also be available after the conclusion of the live event.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, directional drilling services, camps, snubbing units, water treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

David Wehlmann, Executive Vice President, Investor Relations

403.716.4575
403.716.4755 (FAX)

4200, 150 – 6th Avenue S.W.
Calgary, Alberta, Canada  T2P 3Y7
Website:  www.precisiondrilling.com

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com